As filed with the Securities and Exchange Commission on November 1, 2023

Registration No. 333-256598

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 4

to

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STRATEGIC STORAGE TRUST VI, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Nicholas M. Look

Secretary

Strategic Storage Trust VI, Inc.

10 Terrace Road

Ladera Ranch, California 92694

(877) 327-3485

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael K. Rafter, Esq.

Nelson Mullins Riley & Scarborough LLP

201 17th Street NW Suite 1700

Atlanta, Georgia 30363

(404) 322-6000

Approximate date of commencement of proposed sale to the public: This Post-Effective Amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-256598

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 4 to the Registration Statement (Registration No. 333-256598) of Strategic Storage Trust VI, Inc. (the “Registrant”) is filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended, solely to file exhibits on Form S-11 not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits:

Exhibit No.	Description

1.1	Amendment No. 2 to Dealer Manager Agreement and Participating Dealer Agreement

3.1	Articles Supplementary of Strategic Storage Trust VI, Inc.

10.1	Amendment No. 3 to the Second Amended and Restated Limited Partnership Agreement of Strategic Storage Operating Partnership VI, L.P., dated as of November 1, 2023

10.2	Sponsor Funding Agreement, dated as of November 1, 2023, by and among Strategic Storage Trust VI, Inc., Strategic Storage Operating Partnership VI, L.P., and SmartStop REIT Advisors, LLC

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-11 and has duly caused this Post- Effective Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ladera Ranch, State of California, on the 1st day of November, 2023.

STRATEGIC STORAGE TRUST VI, INC.

By:	/s/ Matt F. Lopez
Matt F. Lopez
Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

/s/ H. Michael Schwartz H. Michael Schwartz*	Chief Executive Officer and Director (Principal Executive Officer)	November 1, 2023

/s/ Matt F. Lopez Matt F. Lopez	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 1, 2023

/s/ Stephen G. Muzzy Stephen G. Muzzy*	Independent Director	November 1, 2023

/s/ Alexander S. Vellandi Alexander S. Vellandi*	Independent Director	November 1, 2023

*	By: Matt F. Lopez, as Attorney in Fact, pursuant to the Power of Attorney dated May 27, 2021.

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